# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Quantum Biopharma Ltd., CIK 0001771885
CUSIP: 74764Y205
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 55 UNIVERSITY AVENUE, SUITE 1003, 55 UNIVERSITY AVENUE, SUITE 1003, TORONTO, Ontario Canada (A6), M5J 2H7
Date of event which requires filing of this statement: 06/12/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0002072045-25-000002
Filed by CIK 0002072045
Persons authorized to receive notices and communications: Malone Wealth Ventures, 9201 W State St. Ste 126, Boise, Idaho (ID), 83714, 2089854526

## Reporting persons
- Malone Wealth Ventures LLC (CIK 0002072045): type of reporting person: investment adviser (IA); citizenship or place of organization: United States (X1); sole voting power 52,265; sole dispositive power 610,371; aggregate amount beneficially owned 610,371 (17.8% of the class)
  Comment: Les Gro

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Quantum Biopharma Ltd.
Address of issuer's principal executive offices: 55 UNIVERSITY AVENUE, SUITE 1003, 55 UNIVERSITY AVENUE, SUITE 1003, TORONTO, Ontario Canada (A6), M5J 2H7
Comment: Les Gro

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Kevin Malone, an individual and a U.S. citizen, and Malone Wealth Ventures LLC, a fiduciary investment advisory firm.
Residence or business address:
9201 W State St. Ste 126,
Boise, ID, 83714
Present principal occupation or employment: Kevin Malone is the President and CEO of Malone Wealth Ventures LLC, a fiduciary investment advisory firm located at 9201 W State St. Ste 126, Boise, ID 83714.
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The securities reported herein were acquired through (i) open market purchases made using client funds over which Malone Wealth Ventures LLC has discretionary investment authority, and (ii) a grant of 30,000 shares issued directly to Kevin Malone as compensation for his role as Advisor to the Board of Directors of Quantum Biopharma Inc., pursuant to a consulting agreement between Mr. Malone and the issuer. An additional 60,000 share grant was received based on continuation of work. At this time, no other grants have been discussed in the future.

## Item 4. Purpose of Transaction
Purpose of transaction:
The securities were acquired for investment purposes. Kevin Malone serves as Advisor to the Board of Directors of the issuer and may, in such capacity, participate in discussions relating to strategic direction, financing, capitalization, or corporate governance. As such, the Reporting Persons may be deemed to have an intent to influence the control of the issuer.

The Reporting Persons may, from time to time, acquire additional securities of the issuer or dispose of some or all of the securities reported herein, depending on market conditions, investment strategies, or other factors. Except as set forth herein, the Reporting Persons do not currently have any plans or proposals which relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 610,371 17.8%
Number of shares as to which each person has sole or shared power to vote or dispose: 52265
Transactions in the class effected during the past sixty days:
c. The following transactions in the Common Stock of the issuer were effected by Malone Wealth Ventures LLC on behalf of advisory clients on June 23, 2025. All transactions were open market purchases or sales executed on public exchanges:

June 23, 2025 - Purchased 100 shares at $29.19 per share
June 23, 2025 - Purchased 100 shares at $29.01 per share
June 23, 2025 - Purchased 10 shares at $29.15 per share
June 23, 2025 - Purchased 20 shares at $29.005 per share
June 23, 2025 - Purchased 5 shares at $28.73 per share
June 23, 2025 - Purchased 100 shares at $28.73 per share
June 23, 2025 - Purchased 10 shares at $28.73 per share
June 23, 2025 - Purchased 1000 shares at $27.676 per share
June 23, 2025 - Purchased 300 shares at $27.50 per share
June 23, 2025 - Purchased 230 shares at $26.54 per share
June 23, 2025 - Purchased 4000 shares at $26.596 per share
June 23, 2025 - Purchased 1000 shares at $26.806 per share
June 23, 2025 - Purchased 100 shares at $26.80 per share
June 23, 2025 - Purchased 190 shares at $26.827 per share
June 23, 2025 - Purchased 5000 shares at $25.55 per share
June 23, 2025 - Purchased 300 shares at $25.596 per share
June 23, 2025 - Purchased 1000 shares at $22.18 per share
June 23, 2025 - Sold 5000 shares at $22.549 per share
June 23, 2025 - Purchased 10000 shares at $22.23 per share
June 23, 2025 - Purchased 5000 shares at $23.974 per share

## Signatures
- Malone Wealth Ventures LLC: Kevin M Malone, President and CEO (06/23/2025)